                           OFFER TO PURCHASE FOR CASH

                                   UP TO 3,305

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                                       IN

                    WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                              FOR $500 NET PER UNIT

                                       BY

                         QUADRANGLE ASSOCIATES I L.L.C.

--------------------------------------------------------------------------------
                OUR OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD
                 WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK TIME, ON
                       NOVEMBER 30, 1999, UNLESS EXTENDED.
--------------------------------------------------------------------------------

     We will only purchase up to 3,305 (33%) of the outstanding units of limited partnership interest of Winthrop Partners 79 Limited Partnership ("your partnership"). If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. You must tender all of your units to participate in the tender. Our offer is not subject to any minimum number of units being tendered.

     See "Factors to be Considered" beginning on page 1 of this offer to purchase for a description of certain risk factors that you should consider in connection with our offer, including the following:

     o We are making our offer to make a return on our investment which may conflict with your interest in receiving the highest price for your units.

     o Our purchase price of $500 is not based on any third party appraisal or valuation. o independent person has given an opinion on the fairness of our offer, and no representation is made by us or the general partner of your partnership on the fairness of our offer.

     o If you tender your units you will be giving up future potential benefits from owning the units, including receiving any future distributions from your partnership.

     o You may receive more value by retaining your units until your partnership is liquidated rather than by tendering your units to us.

     o We are an affiliate of the general partner of your partnership. Accordingly, there are certain conflicts of interest for the general partner of your partnership.

     o If we acquire a substantial number of units, we will have substantial influence on voting decisions by your partnership.

     To accept our offer, please execute the enclosed letter of transmittal and return it to us, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see "Procedures for Tendering Units").

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

           QUESTIONS CONCERNING THIS OFFER SHOULD BE DIRECTED TO US AT
                                 (888) 448-5554

October 26, 1999

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
INTRODUCTION...................................................................1


FACTORS TO BE CONSIDERED.......................................................1


THE OFFER......................................................................3


     Section 1.  Terms of the Offer; Expiration Date...........................3


     Section 2.  Proration; Acceptance for Payment and Payment for Units.......3


     Section 3.  Procedures for Tendering Units................................4


     Section 4.  Withdrawal Rights.............................................5


     Section 5.  Extension of Tender Period; Termination; Amendment............6


     Section 6.  Certain Federal Income Tax Matters............................6


     Section 7.  Effects of the Offer..........................................8


     Section 8.  Our Future Plans..............................................9


     Section 9.  Certain Information Concerning your Partnership...............9


     Section 10. Conflicts of Interest and Transactions with Affiliates.......14


     Section 11. Certain Information Concerning Us............................14


     Section 12. Source of Funds..............................................15


     Section 13. Background of the Offer......................................15


     Section 14. Conditions of the Offer......................................18


     Section 15. Certain Legal Matters........................................20


     Section 16. Fees and Expenses............................................20


     Section 17. Miscellaneous................................................20



SCHEDULE I -- OFFICERS AND DIRECTORS.........................................I-1

TO THE HOLDERS OF UNITS OF
LIMITED PARTNERSHIP INTERESTS OF
WINTHROP PARTNERS 79 LIMITED PARTNERSHIP


                                  INTRODUCTION

     We are a newly-formed Delaware limited liability company and an affiliate of the general partner of your partnership. We are offering to purchase up to 3,305 of the outstanding units of limited partnership interest in your partnership, at a purchase price of $500 per unit, net to the seller in cash, without interest, less the per unit distributions, if any, paid to you from and after the date of this offer to the date on which we pay for units, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. Our offer is not conditioned on any aggregate minimum number of units being tendered. The 3,305 units sought are approximately 33% of the 10,005 units outstanding. If more than 3,305 units are validly tendered and not withdrawn on or prior to the expiration date, we will accept a pro rata basis the maximum number of units sought in our offer. If you tender your units, you will not pay any commissions or partnership transfer fees, which commissions and fees will be borne by us. You must tender all of you units for your tender to be valid. Our offer will expire at 5:00 P.M., New York City time, on November 30, 1999, unless we have extended the period of time during which the offer is open. To accept this offer, please execute the enclosed letter of transmittal and return it to us, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope. You may withdraw your tender of units at any time prior to the expiration date of our offer.

     One Winthrop Properties, Inc., the managing general partner of your partnership, is affiliated with us and, accordingly, has certain conflicts of interest with respect to our offer. Your partnership has indicated in its Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") that, because of such conflicts, it is remaining neutral and making no recommendation as to whether you should accept our offer. See "THE OFFER - Sections 10 and 13."


                            FACTORS TO BE CONSIDERED

     Before tendering your units, you are urged to consider the following:

     o We are making our offer with a view to making a return on our investment. Accordingly, in establishing the purchase price, we were motivated to set the lowest price for the units that might be acceptable to you consistent with our objectives. Such objectives and motivations may conflict with your interest in receiving the highest price for your units.

     o No independent person has been retained to evaluate or render any opinion on the fairness of our offer, and no representation is made by us or the general partner on the fairness of our offer.

     o The purchase price is not based on any third party appraisal or valuation. We established the purchase price without any arms-length negotiations. Accordingly, the purchase price may not reflect the value which would be realized upon a sale of your units to a third party. However, based on recently reported transfers of units as set forth in The Partnership Spectrum, an independent third-party industry publication, the high and low prices for transfers of units since September 1998 have been $483 and $303.20, respectively (not taking into account commissions and other transactional costs)

     o One of your partnership's properties is currently being marketed for sale. If you tender your units, you will be giving up future potential benefits, if any, from the ownership of your units including, any future distributions of sales proceeds.

     o The original anticipated holding period of your partnership's properties was seven to twelve years following their acquisition. However, your partnership is not required to be dissolved until December 31, 2008.

     o You may receive more value by retaining your units until your partnership is liquidated rather than by tendering your units to us.

     o We are an affiliate of the general partner of your partnership. Accordingly, certain conflicts of interest with respect to our offer exist for the general partner of your partnership. Because of this affiliation, your partnership is making no recommendation and is remaining neutral as to whether you should tender units in our offer.

     o A sale of a unit to us will be a taxable sale. In general, you will recognize gain or loss equal to the difference between the amount realized on the sale of your units and your adjusted tax basis in the units sold. Your after-tax benefit or cost from a sale will be based on a number of factors including your tax basis in the units sold, whether you sell all of your units, whether you have unused passive activity losses from your partnership, and whether (if you sell at a loss) you have capital gains against which to offset your capital loss. We recommend that you consult with your tax advisor prior to tendering your units to determine your particular tax situation.

     You may wish to accept our offer for a number of reasons, including:

     o Cash liquidity combined with the potential to defer payment of taxes associated with a sale until April 2000.

     o    The absence of a formal trading market for the units.

     o General disenchantment with investments in real estate limited partnerships.

     o Although the number of units sought in our offer will not give us absolute control over your partnership, if we acquire a substantial number of units in our offer, we will be in a position to significantly influence any decisions requiring the vote of limited partners including, the removal of the general partner of your partnership and most amendments to your partnership's limited partnership agreement. When voting on such matters, we will vote units owned and acquired by us in our interest, which, because we are affiliated with the general partner of your partnership, may also be in the interest of the general partner of your partnership.

     o The absence of any investment credit rating from Standard & Poors or Moody's Investors Service for the tenants at two of your partnership's properties.

     o    One of the properties owned by your partnership's is currently vacant.

     o Elimination of the delays, complications and expenses in preparing and filing personal income tax returns that are associated with an investment in your partnership.

     o The opportunity to transfer units without the costs and commissions normally associated with a transfer.

     If you desire liquidity, you may wish to consider our offer. However, you must make your own decision based upon your particular circumstances, including your own financial needs, other investment opportunities and tax position. You should consult with your advisors, tax, financial or otherwise, in evaluating the terms of our offer and whether to tender your units.

     According to information supplied by your partnership, as of June 30, 1999 there were 10,005 units issued and outstanding, which were held of record by 861 limited partners. Our affiliates currently own 25 (representing approximately 0.25%) of the outstanding units.

     Certain information contained in this offer to purchase that relates to your partnership, or represents statements made by the general partner of your partnership, has been derived from information provided to us by the general partner of your partnership.

     YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.


                                    THE OFFER

     SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of our offer, we will accept for payment and purchase up to 3,305 units validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. The term "expiration date" shall mean 12:00 Midnight, New York City time, on November 30, 1999, unless we extend the period of time for which our offer is open. If our offer is extended, the term "expiration date" shall mean the latest time and date on which our offer, as extended by us, shall expire. See "Section 5. Extension of Tender Period; Termination; Amendment" for a description of our right to extend the period of time during which our offer is open and to amend or terminate our offer.

     OUR PURCHASE PRICE WILL AUTOMATICALLY BE REDUCED BY THE AGGREGATE AMOUNT OF DISTRIBUTIONS PER UNIT, IF ANY, MADE BY YOUR PARTNERSHIP TO YOU FROM AND AFTER THE DATE OF OUR OFFER UNTIL THE DATE ON WHICH WE PAY FOR UNITS PURCHASED IN OUR OFFER.

     If, prior to the expiration date, we increase the purchase price, the increased consideration will be paid for all units accepted for payment in our offer, even if the units were tendered before the increase in the consideration offered.

     SECTION 2. PRORATION: ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or prior to the expiration date and not withdrawn is 3,305 or less, we will accept for payment, subject to the terms and conditions of our offer, all units tendered.

     If more than 3,305 units are validly tendered on or prior to the expiration date and not withdrawn prior to the expiration date, we will accept for payment, subject to the terms and conditions of our offer, an aggregate of 3,305 of the units tendered, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to pay you the purchase price in respect of units tendered or return those units promptly after the termination or withdrawal of our offer, we do not intend to pay for any units accepted for payment in our offer until the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

     This offer to purchase and the related letter of transmittal are being mailed by us to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts ("IRAs") and qualified plans, beneficial owners of units as of August 1, 1999.

     We will pay for units validly tendered and not withdrawn in accordance with
Section 4 of this offer to purchase as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an IRA or other qualified plan will not receive direct payment of the purchase price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased in our offer will be made only after timely receipt by us of a properly completed and duly executed letter of transmittal (or facsimile thereof) and any other documents required by the letter of transmittal. (See "Section 3. Procedures for Tendering Units".) Under no circumstances will interest be paid on the purchase price by reason of any delay in making such payment.

     If any tendered units are not purchased for any reason, we will destroy the letter of transmittal with respect to such units. If for any reason acceptance for payment of, or payment for, any units tendered in our offer is delayed or we are unable to accept for payment, purchase or pay for units tendered in our offer, then, without prejudice to our rights under Section 14, we may retain tendered units and such units may not be withdrawn except to the extent that you are entitled to withdrawal rights as described in Section 4; provided, however, that we are required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay you the purchase price for units tendered or return such units promptly after termination or withdrawal of our offer.

     For purposes of our offer, we will be deemed to have accepted for payment in our offer, and thereby purchased, validly tendered units if, as and when we give verbal or written notice to your general partner of our acceptance of those units for payment in our offer. Upon the terms and subject to the conditions of our offer, payment for units accepted for payment in our offer will be made by transmitting payment to those limited partners whose units have been accepted for payment.

     We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates, the right to purchase units tendered in our offer, but any such transfer or assignment will not relieve us of our obligations under our offer or prejudice the rights of tendering limited partners to receive payment for units validly tendered and accepted for payment in our offer.

     SECTION 3. PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. In order for you to participate in our offer, your units must be validly tendered and not withdrawn on or prior to the expiration date. To validly tender your units, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal must be received by us, at our address set forth on the back cover of this offer to purchase, on or prior to the expiration date. You must tender all of the units owned by you in order for the tender to be valid. No alternative, conditional or contingent tenders will be accepted.

     SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of the units and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the united States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. Please contact us for assistance in obtaining a signature guarantee.

     IN ORDER FOR YOU TO PARTICIPATE IN OUR OFFER, UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE.

     The method of delivery of the letter of transmittal and all other required documents is at your option and risk and delivery will be deemed made only when actually received by us. In all cases, sufficient time should be allowed to assure timely delivery.

     APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing a letter of transmittal, you are irrevocably appointing us as your proxy, in the manner set forth in the letter of transmittal, with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to your units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We will, as to those units, be empowered to exercise all voting and other rights as a limited partner in your partnership as we in our sole discretion may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting.

     By executing a letter of transmittal, you will also irrevocably constitute and appoint us as your attorney-in-fact, with full power of substitution, to the full extent of your rights with respect to your units tendered and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorney-in-fact, we will have the power, among other things, (i) to transfer ownership of such units on your partnership's books maintained by the general partner of your partnership (and execute and deliver any accompanying evidences of transfer and authenticity we may deem necessary or appropriate in connection therewith), (ii) upon transmittal by us of the purchase price, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we purchase such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner of your partnership to send any and all future distributions to which we are entitled pursuant to the terms of our offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case your name and behalf.

     ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing a letter of transmittal, you irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership on or after the date on which we purchase such units, in respect of the units tendered by you and accepted for payment by us, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. We will seek to be admitted to your partnership as a substituted limited partner upon consummation of our offer.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units in our offer will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders of any particular units determined by us not to be in proper form or if the acceptance of or payment for those units may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of our offer that we are legally permitted to waive as to the tender of any particular units and to waive any defect or irregularity in any tender with respect to any particular units. Our interpretation of the terms and conditions of our offer (including the letter of transmittal and the instructions thereto) will be final and binding. No tender of units will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 31% backup federal income tax withholding unless you provide us with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, we will be required to withhold 31% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Matters."

     FIRPTA WITHHOLDING. If you are a foreign person and you tender your units, we will be required, in certain instances, to withhold a tax equal to 10% of the amount realized on the sale (i.e., the purchase price plus the partnership liabilities allocable to each unit sold) unless you complete and sign the FIRPTA Affidavit included in the letter of transmittal certifying your TIN and your address and that you are not a foreign person. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Matters."

     BINDING OBLIGATION. A tender of units pursuant to and in accordance with the procedures described above and the acceptance for payment of such units will constitute a binding agreement between you and us on the terms set forth in our offer.

     SECTION 4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, all tenders of units to us are irrevocable, provided that units tendered to us may be withdrawn at any time prior to the expiration date and, unless already accepted for payment as provided in this offer to purchase, may also be withdrawn at any time after sixty days from the date of this offer to purchase. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by us at our address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered the units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed (including signature guarantees by an Eligible Institution, if applicable). Units properly withdrawn will be deemed not to be validly tendered for purposes of our offer. Withdrawn units may be re-tendered, however, by following the procedures described in Section 3 above at any time prior to the expiration date.

     If purchase of, or payment for, units is delayed for any reason or if we are unable to pay for units for any reason, then, without prejudice to our rights under our offer, tendered units may be retained by us and may not be withdrawn except to the extent that you are entitled to withdrawal rights as set forth in this Section 4; provided, however, that we are required, pursuant to Rule 14e-1(c) under the Exchange Act to pay you the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. We expressly reserve the right, in our sole discretion, at any time and from time to time,
(i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered units,
(ii) upon the occurrence of any event specified in Section 14 below, to terminate our offer or to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for and (iii) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to you in a manner reasonably designed to inform you of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of our offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the then scheduled expiration date, in accordance with Rule 14e-1(d) under the Exchange Act.

     If we extend our offer, or if we (whether before or after our acceptance for payment of units) are delayed in payment for units or are unable to pay for units in our offer for any reason, then, without prejudice to our rights under our offer, we may retain tendered units and those units may not be withdrawn except to the extent you are entitled to withdrawal rights as described in
Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay you the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

     If we make a material change in the terms of our offer or the information concerning our offer or waive a material condition of our offer, we will extend our offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of our offer or information concerning our offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. If material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

     The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in our offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of our offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units in our offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS

TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN OUR OFFER.

     You will recognize gain or loss on a sale of units in our offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain and decreased by your share of your partnership's losses and distributions. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your partnership's liabilities that are allocable to the unit.

     You will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's limited partnership agreement concerning transfers of units. Such allocations and any cash distributed by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in our offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income (or loss) with respect to your units sold in our offer through the effective date of such sale, but we will receive (or reduce the purchase price for) all future distributions made with respect to your units.

     Based on the results of your partnership's operations through June 30, 1999, and without giving effect to any partnership transactions or any distributions thereafter, we estimate that if you sell your units to us and you acquired your units in your partnership's original offering, you will recognize a loss for federal income tax purposes of ($111) per unit sold. The table appearing in the section headed "Establishment of Purchase Price" provides estimates for a unit acquired in your partnership's original offering of the net after-tax benefit (cost) of accepting our offer. The table also provides estimates of the present value (utilizing discount rates of 12% for the initial terms) of the net after-tax benefit (cost) of holding a unit through the end of the initial terms of the leases encumbering your partnership's properties followed by a sale of the property. The tax estimates in the table utilize federal income tax rates of 25% on long-term capital gain and 39.6% on other income, assumes that your tax loss on a sale of your units in our offer can be used to offset capital gain otherwise taxable at a federal income tax rate of 20%, and do not give effect to any state or local taxes. OUR ESTIMATES OF THE ANNUAL TAXABLE INCOME (LOSS), FEDERAL INCOME TAX BENEFIT (COST) AND CASH DISTRIBUTIONS PER UNIT OVER THESE PERIODS ARE AVAILABLE UPON REQUEST.

     Your gain or loss on a sale of a unit in our offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 20%; however, their gain attributable to straight-line depreciation deductions is taxed at a federal income tax rate of 25%. The maximum federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer or closely held corporation, you generally cannot use your losses from your partnership to offset your non-passive activity income. As a result, if you did not acquire your units in your partnership's original offering, you may have suspended passive activity losses from your partnership. However, if you sell all your units in our offer, then your suspended passive activity losses (if any) from your partnership, as well as any loss you recognize on the sale of your units in our offer, generally could be deducted by you in the year of sale (subject to any other applicable limitations). If you recognize a loss on the sale of your units in our offer but do not sell all of your units, then your loss on the sale and your suspended passive activity losses (if any) from your partnership would be deductible by you only to the extent of your passive activity income from your partnership or from other sources. If you recognize a gain on the sale of your units in our offer but do not sell all of your units, then any suspended passive activity losses from your partnership in excess of your gain recognized on the sale could not be deducted by you (except to the extent of your passive activity income from other sources) until your remaining units are sold.

     In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 105% if the preceding tax year is 1998, 106% if the preceding tax year is 1999 or 2000, 112% if the preceding tax year is 2001 and 110% if the preceding tax year is 2002 or thereafter. Accordingly, if you are an individual and you elect to pay estimated taxes for 1999 equal to 105% of your tax liability for 1998, you would be able to defer payment of taxes associated with a sale of your units until April, 2000, whereas if you elect to pay estimated taxes for 1999 equal to 90% of your estimated tax liability for 1999, you will have to make quarterly estimated tax payments on account of your tax liability on a sale of your units in 1999.

     Your partnership's properties are debt-financed. Accordingly, even if you are a tax-exempt investor and your units are not subject to acquisition indebtedness incurred by you, a sale of your units in our offer at a gain (as determined for income tax purposes) may result in your recognition of unrelated business taxable income. If you sell your units in our offer at a loss, you may be entitled to offset a portion of your loss against your capital gain unrelated business taxable income (if any) from other sources subject to other applicable limitations (including, if you are not a corporation or are closely held, the passive activity loss limitation described above). You should consult with your own professional tax advisor concerning the tax results to you of selling your units in our offer.

     In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units in our offer. You should consult with your own professional tax advisor concerning your state and local tax consequences on a sale of your units.

     Information Reporting, Backup Withholding and FIRPTA. If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 31% with respect to the payment of the purchase price, you will have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     If you are a foreign person (as defined in the Code), your gain, if any, on the sale of your units in our offer will be subject to federal income tax under the Foreign Investment in Real Property Tax Act, and we will be required to deduct and withhold 10% of the amount realized by you on the sale. Amounts withheld would be creditable against your federal income tax liability and, if in excess thereof, you could obtain a refund from the Internal Revenue Service by filing a U.S. federal income tax return. See the instructions to the letter of transmittal.

     SECTION 7. EFFECTS OF THE OFFER.

     CONTROL OF PARTNERSHIP VOTING. Under your partnership's limited partnership agreement the consent of a majority in interest of limited partners is required to (i) effect most amendments to the partnership agreement, (ii) remove the general partner of your partnership, (iii) approve the sale of all or substantially all of your partnership's properties except in connection with the liquidation of your partnership, and (iv) elect to dissolve your partnership. If we acquire a substantial number of units in our offer, we will have substantial influence on all voting decisions of your partnership. When voting on such matters, we will vote units owned by us in our interest, which, because we are affiliated with the general partner of your partnership, may also be in the interest of the general partner of your partnership. Our affiliates currently own .25 units representing 0.25% of the total outstanding units.

     LIMITATIONS ON RESALES. Under your partnership's limited partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes (which termination may occur when 50% of more of the units are transferred in a twelve-month period) are not permitted. Depending on the number of units tendered to us, sales of units on the secondary market for the twelve-month period following completion of our offer may be limited. Your partnership will not process any requests for transfers of units during such twelve-month period which the general partner of your partnership believes may cause a tax termination. In determining the number of units for which our offer is made (representing approximately 33% of the outstanding units), we took this provision into account to permit normal historical levels of transfers to occur following our offer without causing a tax termination.

     EFFECT ON TRADING MARKET. There is no established formal public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict the ability of limited partners to find purchasers for their units. (See "Section 13. Background of the Offer - Secondary Market" for certain limited information regarding recent secondary sales of the units.)

     Your partnership is required to file periodic reports with the Commission and to comply with certain other Commission rules. We do not expect or intend that consummation of our offer will relieve the partnership of its obligation to file periodic reports with the Commission and to comply with the other rules of the Commission. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Because the units are widely held, however, we believe that, even if we purchase the maximum number of units in our offer, units will be held of record by more than 300 persons.

     SECTION 8. OUR FUTURE PLANS. We are seeking to acquire units primarily for investment purposes and with a view to making a profit. Following the completion of our offer, we and/or persons related to or affiliated with us may acquire additional units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the units in our offer, and may be for cash or other consideration. We also may consider disposing of some or all of the units in our offer to persons not yet determined, which may include our affiliates. There can be no assurance, however, that we will initiate or complete any subsequent transaction during any specific time period following the expiration date or at all.

     We do not have any present plans or intentions with respect to an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or a sale or refinancing of any of your partnership's properties. However, we expect that consistent with its fiduciary obligations, the general partner of your partnership will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of your partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. Your partnership is currently marketing its University City, Missouri property for sale. Your partnership had entered into an agreement with a third-party buyer to sell the property but the agreement was terminated by the buyer upon completion of its due diligence review. As a result, it is uncertain as to when a sale of the property will be consummated or, if consummated, the final purchase price..

     SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Except as otherwise indicated, information contained in this Section 9 is based upon documents and reports publicly filed by your partnership with the Commission.

     Your partnership was organized on February 5, 1980 under the laws of the State of Massachusetts. Your partnership's principal executive offices are located at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142, and its telephone number at that address is (617) 234-3000.

     Your partnership's primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offered capital appreciation and cash distributions to limited partners. The managing general partner of your partnership is One Winthrop Properties, Inc.

     Your partnership's investment portfolio currently consists of eight properties which are owned in fee. Your Partnership's properties are more fully described in the following table:


                                Date of          Total Cost of            Original Portfolio    Size Building/Land
Tenant/Location                 Purchase         Property(1)              Percentage(2)              (Sq. ft.)
---------------                 --------         -------------            ------------------    ------------------
J.C. Penney                     8/1/79           $ 1,092,598                      8             38,720/38,720
  Batavia, NY

                                8/3/79           $   901,294                      6.6           15,400/39,200
  University City, MO.(3)

Toys "R" Us,                    1/25/80          $ 1,987,366                     14.6           45,000/195,970
  San Antonio, TX

Toys "R" Us,                    1/25/80          $ 1,873,532                     13.7           43,000/185,105
  Fort Worth, TX

Frank's Nursery Sales, Inc.     1/30/80          $   706,008                      5.2           18,704/122,000
  Hillside, IL

Lucky Stores, Inc. (4),         6/2/80           $ 1,522,908                     11.2           31,516/133,110
  Cedar Rapids, IA

Creative Paint & Wallpaper,     6/10/80          $ 1,636,061                     12.1           36,856/180,000
Inc. and B&G, Inc. dba Splash
Pools & Spas, (5),
   Hurst, TX

Wal-Mart Stores,                10/31/80         $   977,665                      7.2           61,600/185,105
  Mexia, TX


-------------------------

(1)  Includes acquisition fees and expenses.
(2) Represents the percentage of original cash invested in the individual property of the total cash invested in all properties.
(3)  Property is vacant and is currently being marketed for sale.
(4) During 1988, Lucky Stores, Inc. exercised its option to sublet the premises to Graphics Division of Rockwell Collins International, an avionics and defense communications company. Lucky Stores remains liable for all obligations under its lease agreement.
(5) Due to default and bankruptcy of prior tenant Channel Homes, fka Handy Dan, new leases with two new tenants (Creative Paint & Wallpaper, Inc. and B&G, Inc.) were entered into as of February 1, 1991 for this property. In 1995, Creative Paint & Wallpaper, Inc. sublet its space to Floors, Inc.

     Four of your partnership's properties are subject to first mortgages. All of the properties are commercial in nature and are net leased to a single tenant (with the sole exception of the Hurst, Texas property which is now leased to two tenants, Floors, Inc. and B&G, Inc. and the University City, Missouri property which is currently vacant). Each of the tenants, other than Creative Paint and Wallpaper, Inc., Frank's Nursery Sales, Inc. and B&G, Inc., is a public company or a subsidiary of a public company. The tenants under the leases have exclusive control over the day-to-day business operations conducted at your partnership's properties as well as decisions with respect to the initiation of any development or renovations at the properties. Your partnership has limited approval rights over any such renovation programs proposed by the tenants. The San Antonio, Fort Worth, Hillside, Cedar Rapids and Mexia properties are triple net leased to the tenants. As a result, your partnership has no responsibility for any maintenance, repairs or improvements associated with these properties. In addition, the tenants at these properties are responsible for all insurance requirements and the payment of real estate taxes directly to the taxing authorities. Your partnership believes that each of the properties are adequately insured. With respect to the lease with J.C. Penney Co., Inc., on the Batavia, New York property, your partnership is responsible for all structural and exterior repairs, carrying insurance, paying all real estate taxes up to a specified maximum amount, repainting, varnishing or otherwise redecorating certain exterior portions of the building every three years and paying certain common facility maintenance charges up to a fixed amount. Your partnership spent $21,589 and $17,076 for roof and HVAC repairs at this property in 1998 and 1997, respectively. With respect to the leases with Creative Paint & Wallpaper and B&G, Inc., on the Hurst, Texas property, your partnership is responsible for structural maintenance of the premises. Your partnership spent no amounts for these items in 1998 or 1997 respectively. Under both leases at this property, your partnership is required to administer the payment of real estate taxes and to procure and maintain insurance for the property. Your partnership is fully reimbursed for real estate taxes and for annual insurance premiums.

     Tenants with 1998 rental payments of 10% or more of your partnership's total rental revenue are as follows: Toys "R" Us, Inc., San Antonio, Texas, 18%, Toys "R" Us, Inc., Ft. Worth, Texas, 17%; Wal-Mart, Mexia, Texas 13%; and Walgreen Co., University City, Missouri 11%.

     The following table sets forth the tenant, business conducted by the tenant, expiration date of the lease term, renewal options and the 1999 annual rent for the leases at your partnership's remaining properties other than the University City, Missouri property which is currently vacant and being marketed for sale:


Tenant                                                                   Lease          Renewal        1999 Annual
Property/Location                     Business of Tenant                 Expiration     Options(1)     Rent
-----------------                     ------------------                 ----------     ----------     -----------
J.C. Penney, Batavia, NY              Retail Dept. Store                 8/31/04        4 - 5Yr.       $116,160

Toys "R" Us, San Antonio, TX          Toy Store                          7/31/2005      5 - 5Yr.       $262,532

Toys "R" Us, Fort Worth, TX           Toy Store                          7/31/2005      5 - 5Yr.       $247,568

Frank's Nursery Sales, Inc.,          Nursery and Crafts                 12/31/2004     2 - 5Yr.       $ 67,000
Hillside, IL

Lucky Stores, Inc. (2), Cedar         Graphic Arts                       6/30/2000      6 - 5Yr.       $117,200
Rapids, IA

Creative Paint & Wallpaper, Inc.      Paint & Wallpaper Store, Bath &    1/31/2001      1 - 8Yr.       $184,280
and B&G, Inc. dba Splash Pools &      Spa Store
Spas(3), Hurst, TX

Wal-Mart Stores, Mexia, TX            Dept. Store                        10/1/2000      5 - 5Yr.       $111,208(4)


-------------------------

(1) The first number represents the number of renewal options. The second number represents the length of each option.
(2) During 1988, Lucky Stores, Inc. exercised its option to sublet the premises to Graphics Division of Rockwell Collins International, an avionics and defense communications company. The sublease is for a three-year term with two three-year options to renew. Lucky Stores remains liable for all obligations under its lease agreement.
(3)  Creative Paint & Wallpaper, Inc. sublets its space to Floors, Inc.
(4) An additional percentage rent of $94,910 was paid in 1999 for the year ended December 31, 1998.

     SELECTED FINANCIAL AND PROPERTY-RELATED DATA. Set forth below is a summary of certain financial and statistical information with respect to your partnership and its properties, all of which has been excerpted or derived from your partnership's Annual Reports on Form 10-KSB for the year ended December 31, 1998, 1997 and 1996 and your partnership's Quarterly Reports on Form 10-QSB for the six months ended June 30, 1999 and 1998. More comprehensive financial and other information is included in such reports and other documents filed by your partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. The annual data is audited and the quarterly data is unaudited.

                             SELECTED FINANCIAL DATA
                        (in thousands, except unit data)

                                                                                                        Six Months Ended
                                                        Fiscal Year Ended December 31,                      June 30,
                                                    -------------------------------------             --------------------
                                                    1998             1997            1996             1999            1998
                                                    ----             ----            ----             ----            ----
Statement of Operations Data:

   Rental Income from Real Estate
    Leases accounted for under the
    Operating Method                               $ 839            $ 825           $ 935             $548            $503
   Interest Income from Real Estate                  275              342             373              101             158
    Leases Accounted for under the
    Financing Method
   Interest on Short-Term Investments                 77               32              33               40              27
   Gain on Sale of Property                          138               --           1,018               --              --
   Total Income                                    1,329            1,199           2,359              689             688
   Total Expenses                                    432              452           1,041              192             218
   Net Income                                        897              747           1,318              497             470
   Net Income per unit                             82.46            68.67          121.24            45.68           43.18
   Distributions per unit                         112.94            31.48          176.41            40.88              --



                                                              As of December 31,                          As of June 30
                                                    -------------------------------------             --------------------
                                                    1998             1997            1996             1999            1998
                                                    ----             ----            ----             ----            ----
Balance Sheet Data:

   Total Assets                                    7,777            8,145           7,753            7,603           7,944
   Total Liabilities                              (1,749)          (1,884)         (2,451)          (1,611)         (1,740)
   Partners Capital -
     you (10,005 units
     Issued and outstanding)                       6,028            6,261           5,302            5,992           6,204

Statements of Cash Flow Data:

   Cash and Cash Equivalents                       1,713              769             491            1,715           1,385
   Net Cash provided by
     Operating Activities                            944              772             942              535             606


     Set forth below is a table showing the gross carrying value and accumulated depreciation and federal tax basis, as of December 31, 1998, of each of the properties currently owned by your partnership:


                                 Gross Carrying       Accumulated                                      Federal
Property                           Value(1)         Depreciation(1)  Rate          Method            Tax Basis
--------                         --------------     ---------------  ----          ------            ---------
Batavia, NY                         $1,092,598          $791,950    7/40 yr.         S/L              $300,648

University City, MO (2)               $901,294          $557,499    7/40 yr.         S/L              $343,795

San Antonio, TX(3)                    $735,238                 -        -             -             $1,143,789

Fort Worth, TX(3)                     $487,180                 -        -             -               $902,086

Hillside, IL(3)                       $261,223                 -        -             -               $325,823

Cedar Rapids, IA                    $1,522,908          $942,524    7/40 yr.         S/L              $580,384

Hurst, TX                           $1,551,060          $139,039    7/40 yr.         S/L              $810,316

Mexia, TX(3)                                 -                 -        -             -               $286,787


(1)  As accounted for under Statement of Financial Accounting Standards No. 13
(2)  Property is currently being marketed for sale.
(3) Gross Carrying Value represents the value of the land which is not depreciable. The improvements are accounted for under financing lease accounting.

     SCHEDULE OF MORTGAGES. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of June 30, 1999.


                             Principal            Stated
                             Balance At          Interest
    Property               June 30, 1999           Rate          Maturity Date
    --------               -------------           ----          -------------

San Antonio, TX              $153,107               12%              7/1/2000
Fort Worth, TX               $144,291               12%              7/1/2000
Hillside, IL                 $135,265              10.115%          12/1/2004
Hurst, TX                    $600,476              10.25%            6/1/2010

     The principal amount of each loan is scheduled to be fully amortized at maturity. The principal balance ($375,570) of the loan encumbering your partnership's Batavia, New York property was satisfied at its maturity on August 31, 1999.

     OTHER INFORMATION. Your partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. You are referred to the financial and other information included in your partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 and your partnership's Quarterly Report on Form 10-QSB for the six months ended June 30, 1999. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

     SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. The general partner of your partnership and its affiliates have conflicts of interest with respect to our offer as set forth below.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. The general partner of your partnership has conflicts of interest with respect to our offer, including conflicts resulting from its affiliation with us. The general partner of your partnership also would have a conflict of interest (i) because a sale or liquidation of your partnership's assets would result in a decrease or elimination of the fees paid to the general partner of your partnership and/or its affiliates and (ii) because we may have incentives to maximize the value of our ownership of units, which in turn may result in a conflict for the general partner of your partnership in attempting to reconcile our interests with the interests of the other limited partners. In addition, we are making our offer with a view to making a profit. Accordingly, there is a conflict between our desire to purchase units at a low price and your desire to sell your units at a high price. Your partnership has indicated in the Schedule 14D-9 that it is remaining neutral and making no recommendation as to whether you should tender your units in our offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE
SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

     VOTING RIGHTS. We will have voting rights for each unit purchased in our offer. See "Section 3. Procedures for Tendering units" and "Section 7. Effects of the Offer - Control of Partnership Voting."

     TRANSACTIONS WITH AFFILIATES. One Winthrop Properties, Inc. ("One Winthrop") and Linnaeus-Hampshire Realty Limited Partnership are the general partners of your partnership. Winthrop Management LLC, an affiliate of One Winthrop, is entitled to annual property management fees equal to 1.5% of the excess of cash receipts over cash expenditures (excluding debt service, property management fees and capital expenditures) from each property managed by it. For the years ended December 31, 1998 and 1997, Winthrop Management earned $21,000 and $22,000, respectively, for managing your partnership's properties.

     During the liquidation stage of your partnership, the general partners and their affiliates are entitled to receive certain fees and distributions, subordinated to specified minimum returns to the limited partners as described in the partnership agreement.

     SECTION 11. CERTAIN INFORMATION CONCERNING US. We were organized for the purpose of acquiring the units as well as units in other partnerships. Our principal executive office and the principal executive office of our manager, WIN Manager Corp., is at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. We are indirectly 100% owned by Apollo Real Estate Investment Fund IV, L.P. ("Apollo Fund IV"), an investment fund organized in 1999 to make direct and indirect investments in real estate assets, joint ventures and operating companies, and an entity owned by certain officers and employees of the general partner of your partnership. See "Section 13, Background of the Offer-Affiliation with General Partner.

     For certain information concerning the directors and executive officers of the WIN Manager Corp., see Schedule 1 to this offer to purchase.

     Except as otherwise set forth herein, (i) neither we, the manager, to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate of the foregoing beneficially owns or has a right to acquire any units, (ii) neither we, the manager, to the best of our knowledge, the persons listed on
Schedule 1, nor any affiliate thereof or director, executive officer or subsidiary of the manager has effected any transaction in the units within the past 60 days, (iii) neither we, the manager, to the best of our knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of the manager has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of us, the manager, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions us, the manager, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     The 25 units owned by our affiliates are owned by WFC Realty Co., Inc. (5 units) and WIN Partner Interest LLC (20 units), all of which have a principal business address at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. WIN Partner Interest LLC acquired 10 of its units within the past 60 days at a purchase price of $500 per unit.

     SECTION 12. SOURCE OF FUNDS. We expect that approximately $1,652,500 will be required to purchase 3,305 units, if tendered. We expect to obtain all of those funds from capital contributions from our members who have an aggregate net worth substantially in excess of the amount required to purchase the maximum number of units.

     SECTION 13. BACKGROUND OF THE OFFER.

     AFFILIATION WITH THE GENERAL PARTNER. The general partner of your partnership is indirectly controlled by Apollo Real Estate Investment Fund, L.P. ("Apollo Fund I") and Apollo Real Estate Fund II, L.P. ("Apollo Fund II"). Apollo Fund I and Apollo Fund II are investment funds organized in 1993 and 1996, respectively, to make direct and indirect investments in real estate assets, joint ventures and operating companies. The general partner of Apollo Fund IV is an affiliate of the general partner of Apollo Fund I and the general partner of Apollo Fund II. In addition, certain officers and employees of the general partner of your partnership indirectly own an interest in us. As a result of these affiliations, we are affiliated with the general partner of your partnership.

     LITIGATION. Your partnership was one of the 17 named defendants in a lawsuit titled Robert Lewis and City Partnerships v. Winthrop Financial Associates, et. al. The suit alleged that Winthrop Financial Associates and its affiliates engaged in a scheme to exploit their fiduciary duties by diverting partnership assets to themselves, specifically, management fees and administration fees. This complaint was dismissed on August 16, 1999 on the grounds that the plaintiffs have no individual claims. It is possible that the plaintiffs may re-file this action as a derivative action.

     ESTABLISHMENT OF PURCHASE PRICE. We have set the purchase price at $500 net per unit. We established the purchase price by analyzing a number of quantitative and qualitative factors including: (i) the volume and prices of recent secondary market resales of the units (see "Secondary Market" below);
(ii) the lack of liquidity of an investment in your partnership; (iii) an estimate of the value of your partnership's assets; (iv) the costs to us associated with acquiring the units; (v) the administrative costs of continuing to own your partnership's assets through a publicly registered limited partnership; and (vi) estimated transaction costs of completing our offer.

     The purchase price represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the purchase price and no representation is made by us or the general partner of your partnership on the fairness of our offer. We did not, nor did the general partner of your partnership attempt to obtain a current independent valuation or appraisal of your partnership's properties. Except for an April 1998 appraisal of the Batavia, New York property obtained by the lender who refinanced the mortgage on that property, we are not aware of any such valuation or appraisal. Other measures of the value of the units may be relevant to you. YOU ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH YOUR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF OUR OFFER BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

     VALUATION OF UNITS. We are offering to purchase units which are a relatively illiquid investment and are not offering to purchase your partnership's underlying assets. Consequently, we do not believe that the underlying asset value of your partnership is determinative in arriving at the purchase price. Nevertheless, we calculated the value for your partnership's assets assuming your partnership sold its properties at the expiration of their respective lease's initial terms. WITH RESPECT TO THE UNIVERSITY CITY, MISSOURI PROPERTY CURRENTLY BEING MARKETED FOR SALE, WE VALUED THIS PROPERTY ASSUMING IT IS SOLD FOR THE SAME PRICE AT WHICH YOUR PARTNERSHIP HAD RECENTLY AGREED TO SELL THE PROPERTY.

     We have estimated the present value of the net after-tax benefit of continuing to hold a unit through the end of the applicable initial terms, followed by a sale of each of your partnership's properties, to be $575 per unit.

     The foregoing estimates were made for a unit acquired in your partnership's original offering and are based on the following assumptions: (a) a discount rate of 12% was applied to your partnership's distributable cash flow during the applicable initial term and to the net proceeds to your partnership from a sale of its properties at the end of the applicable initial term; (b) certain assumptions (described below) were utilized in determining the sale price of the properties at the end of their applicable initial terms; (c) all lease payments under the lease agreements will be made; (d) your partnership's mortgage indebtedness will be paid in accordance with its terms and no additional debt will be placed on your partnership's properties; (e) your partnership's current cash, including estimated proceeds of $600,000 from the sale of the University City property, are valued at 100%; (f) federal income tax rates of 25% on long-term capital gain and 39.6% on other income were utilized, it was assumed that a tax loss on a sale of units in our offer can be used to offset capital gains otherwise taxable to you at a federal income tax rate of 20%, and no cost effect was given to any state or local taxes; and (g) your partnership would receive annual percentage rent of $94,910 from its Mexia property.

     The 12% discount rate was selected by analyzing a number of factors including: (i) the age of the improvements on your partnership's properties;
(ii) the lack of liquidity of an investment in your partnership as compared with direct ownership of your partnership's properties; (iii) the potential difficulty of re-leasing space if a tenant does not exercise its option to extend the term of its lease agreement for the renewal terms; (iv) costs associated with acquiring the units; (v) the absence of any current credit rating for the tenants at two of your partnership's properties; and (vi) the administrative costs of continuing to own your partnership's assets through a limited partnership.

     Because the tenant has fixed-price renewal options under the lease agreements, we first determined if the fair market rental value of the applicable property is less or greater than the renewal term rent. If the renewal term rent is less than the fair market rent, the tenant will effectively be able to capture the benefit of the excess of the market rent over renewal term rent after the expiration of the initial term and, accordingly, we have assumed that the applicable tenant will renew the lease agreement. In such cases, we determined the value of the property at the expiration of the initial term assuming that the tenant will exercise its right to renew its lease agreement for its own benefit either to continue to utilize the space or capture the profit from any subletting. Accordingly, we have estimated the value of a unit assuming that such property is sold at the end of the initial term encumbered by the applicable lease agreement because of the perceived below market renewal term rents.

     Conversely, if the fair market rental value of the property after the expiration of the applicable initial term were to be less than the rents payable during the renewal terms, the tenant would have no economic incentive to renew. In such cases, we determined the value of the property at the expiration of the initial term assuming that the tenant will abandon the space at the end of the initial term or seek to negotiate a reduction in the rental rate to the then prevailing market rent price. Accordingly, we have estimated the value of a unit assuming that such property is sold at the end of the initial term unencumbered by the applicable lease agreement because of the perceived above market renewal term rent.

     The following table sets forth for each of your partnership's properties, the renewal term rent per square foot, our estimate of market rent per square foot and whether we assumed for valuation purposes that the property would be sold at the end of the applicable initial term encumbered or unencumbered by the applicable lease.


                                Renewal Term Rent/Sq. Ft.   Market Rent/Sq. Ft.    Sale at end of Initial Term
                                ------------------------    ------------------     ---------------------------
Batavia, NY                                        $3.00                  $2.50                   Unencumbered
San Antonio, TX                                    $5.83                  $5.00                   Unencumbered
Fort Worth, TX                                     $5.76                  $5.50                   Unencumbered
Hillside, IL                                       $3.58                  $4.50                     Encumbered
Cedar Rapids, IA                                   $3.72                  $3.00                   Unencumbered
Hurst, TX                                          $5.50                  $6.75                     Encumbered
Mexia, TX                                          $7.97                  $3.25                   Unencumbered


     In determining the sale price of the Hillside and Hurst properties at the end of their respective initial terms, we discounted rental income attributable to the 94,280 square feet of space comprising such properties during the renewal terms of the existing leases to the end of the initial term using a discount rate of 12% and deducting 4% for selling costs. We assumed no residual value for the properties at the end of the renewal terms.

     In determining the sale price of the Batavia, San Antonio, Fort Worth, Cedar Rapids and Mexia properties, at the end of their respective initial terms, we: (i) first determined a base value of the property by capitalizing the current fair market rent at 12% for all of the properties (in the case of the Batavia property, we used a base value of $775,000 which represented the value determined in an April 1998 appraisal); (ii) we deducted $15 per square foot for tenant improvements (other than the Batavia property for which no deduction was made for tenant improvements as they are taken into account in the appraisal);
(iii) deducted $1 per square foot for leasing commissions, (iv) deducted 9 months (12 months with respect to the Batavia property and 24 months with respect to the Mexia and Cedar Rapids properties) of vacancy for downtime vacancy loss; (v) deducted 3% for selling costs; and (vi) deducted $1 per square foot for reserves. The amounts so determined was increased for future value by 3% per annum through the end of the respective initial terms. The following chart sets forth all of the specific information on the properties where a sale is assumed to be on an unencumbered basis.


                             Cedar Rapids,        Batavia,        Fort Worth,        Mexia,        San Antonio,
                                  Iowa            New York           Texas           Texas           Texas
                             -------------        --------        -----------        ------        ------------
Square Feet                       31,516            38,720            43,000          61,600           45,000
Tenant Improvements             $472,740             --             $645,000        $924,000         $675,000
Leasing Commissions             $ 31,516           $38,720          $ 43,000        $ 61,600         $ 45,000
Downtime Costs                  $189,096           $96,800          $177,375        $400,400         $168,750
Selling Costs                   $ 23,637           $62,000          $ 59,125        $ 50,050         $ 56,250
Reserves                        $ 31,516           $38,720          $ 43,000        $ 61,600         $ 45,000


     WE BELIEVE THAT THE ABOVE METHODOLOGY IS AN APPROPRIATE METHOD FOR DETERMINING THE VALUE OF THE UNITS. THE UTILIZATION OF DIFFERENT VALUATION METHODS, DISCOUNT RATES OR ASSUMPTIONS ALSO COULD BE APPROPRIATE. IN THIS REGARD, YOU SHOULD BE AWARE THAT THE USE OF LOWER DISCOUNT RATES WOULD RESULT IN A HIGHER VALUE. FURTHERMORE, YOU SHOULD UNDERSTAND THAT OTHER APPROPRIATE VALUATION METHODS COULD YIELD A HIGHER VALUE.

     The following table summarizes the estimated values discussed above and the estimated net after-tax benefit (cost) per unit of accepting our offer for a unit acquired in your partnership's original offering:

                                               Present Value of Net After-Tax
                     Net After-Tax Benefit     Benefit Per unit Through End of
                     Per Unit of Accepting     Applicable Initial Term Followed
Purchase Price       our Offer                 by Sale of Properties
--------------       ---------------------     --------------------------------
    $500                  $522                              $575

     SECONDARY MARKET. Secondary market sales activity for the units, including privately negotiated sales, has been limited and sporadic. Your partnership's Form 10-KSB for the year ended December 31, 1998 states that "there is no established public market for the units." At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available to a you to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on any NASDAQ list or system. High and low sales prices of units may be obtained through certain entities such as Partnership Spectrum, an independent, third-party source which reports such information; however, the gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. As a result, we do not know if, and we are making no representation that, the information set forth in The Partnership Spectrum is accurate or complete. Set forth below are the high and the low sales prices for units as reported by Partnership Spectrum during the periods indicated.


                   REPORTED SALES PRICES OF PARTNERSHIP UNITS

                                                     LOW SALES PRICE       HIGH SALES PRICE
                                                        PER UNIT               PER UNIT
                                                     ---------------       ----------------
Fiscal Year Ended December 31, 1999:
   Second Quarter..................................      $303.20                 $483
   First Quarter...................................            -                    -
Fiscal Year Ended December 31, 1998:
   Fourth Quarter..................................            -                    -
   Third Quarter  .................................            -                    -
   Second Quarter..................................          484                  601
   First Quarter ..................................          520                  520
Fiscal Year Ended December 31, 1997:
   Fourth Quarter .................................            -                    -
   Third Quarter...................................          552                  552


     SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of our offer, we shall not be required to accept for payment or to pay for any units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by our offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of our offer, we shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units if, at any time on or after the date of our offer and before the acceptance of such units for payment or the payment therefor, any of the following conditions exists:

          (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of our offer or the acceptance for payment of or payment for any units by us, (ii) imposes or confirms limitations on our ability to effectively exercise full rights of ownership of any units, including, without limitation, the right to vote any units acquired by us in our offer or otherwise on all matters properly presented to your partnership's limited partners, (iii) requires divestiture by us of any units, (iv) causes any material diminution of the benefits to be derived by us as a result of the transactions contemplated by our offer, or (v) might materially adversely affect our or your partnership's business, properties, assets, liabilities, financial condition, operations, results of operations or prospects ;

          (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to our offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of your partnership, which, in our reasonable judgment, is or may be materially adverse to your partnership, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material adverse effect on the value of the units;

          (d) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, adversely affecting us or your partnership;

          (e) your partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding units,
     (iii) refinanced any of your partnership's properties, other than in the ordinary course of your partnership's business and consistent with the past practice, (iv) declared or paid any distribution, other than in cash and consistent with past practice, on any of its partnership interests, or (v) your partnership or the general partner of your partnership shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice; or

          (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of our offer, a material acceleration or worsening thereof.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at anytime and from time to time in our sole discretion. Any determination by us concerning the events described above will be final and binding upon all parties.

     SECTION 15. CERTAIN LEGAL MATTERS.

     GENERAL. Except as set forth in this Section 15, we are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by us in our offer. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in our offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate our offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

     ANTITRUST. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

     MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly such regulations are not applicable to our offer.

     STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although we have not attempted to comply with any state anti-takeover statutes in connection with our offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to our offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to our offer, we might be unable to accept for payment or purchase units tendered in our offer or be delayed in continuing or consummating our offer. In such case, we may not be obligated to accept for purchase or pay for any units tendered.

     SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. We will also pay all costs and expenses of printing and mailing our offer and its legal fees and expenses.

     SECTION 17. MISCELLANEOUS. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of our offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of units residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     We have filed with the Commission a Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1and any amendments thereto, including exhibits, may be inspected and copies maybe obtained at the same places and in the same manner as set forth in Section 9 hereof (except that they will not be available at the regional offices of the Commission).

                                                  QUADRANGLE ASSOCIATES I L.L.C.

October 26, 1999

                             OFFICERS AND DIRECTORS


     The names and positions of the executive officers of and directors of WIN Manager Corp. (the "Manager"), the manager of Quadrangle Associates I L.L.C. as set forth below. Each of the executive officers is also an executive officer of the general partner of your partnership and Michael L. Ashner is the sole director of the general partner of your partnership. The business address of Michael L. Ashner and Peter Braverman is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753. The business address of the other executive officers is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. Each executive officer and director is a citizen of the United States of America.

     Michael L. Ashner, age 46, has been the Chief Executive Officer and sole director of the Manager since its formation in July 1999. Mr. Ashner also serves as the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership ("WFA") and its affiliates, positions he has held since January 15, 1996, as well as the Chief Executive Officer of The Newkirk Group. From June 1994 until January 1996, Mr. Ashner was a Director, President and Co-chairman of National Property Investors, Inc., a real estate investment company ("NPI"). Mr. Ashner was also a Director and executive officer of NPI Property Management Corporation ("NPI Management") from April 1984 until January 1996. In addition, since 1981 Mr. Ashner has been President of Exeter Capital Corporation, a firm which has organized and administered real estate limited partnerships.

     Thomas C. Staples, age 43, has been the Chief Financial Officer of the Manger since its formation in July 1999. Since January 1, 1999, Mr. Staples has served as the Chief Financial Officer of WFA. Mr. Staples also serves as the Chief Financial Officer of The Newkirk Group. From March 1996 through December 1998, Mr. Staples was Vice President/Corporate Controller of WFA. From May 1994 through February 1996, Mr. Staples was the Controller of the Residential Division of Winthrop Management.

     Peter Braverman, age 47, has been the Executive Vice President of the Manager since its inception. In addition, Mr. Braverman has served as the Executive Vice President of WFA and its affiliates since January 1996. Mr. Braverman also serves as the Executive Vice President of The Newkirk Group. From June 1995 until January 1996, Mr. Braverman was a Vice President of NPI and NPI Management. From June 1991 until March 1994, Mr. Braverman was President of the Braverman Group, a firm specializing in management consulting for the real estate and construction industries. From 1988 to 1991, Mr. Braverman was a Vice President and Assistant Secretary of Fischbach Corporation, a publicly traded, international real estate and construction firm.

     Carolyn Tiffany, age 32, has been the Chief Operating Office of the Manger since its inception. Ms. Tiffany has also been employed with WFA since January 1993. From 1993 to September 1995, Ms. Tiffany was a Senior Analyst and Associate in WFA's accounting and asset management departments. Ms. Tiffany was a Vice President in the asset management and investor relations departments of WFA from October 1995 to December 1997, at which time she became the Chief Operating Officer of WFA. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group.

     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to us at the address set forth below:

     VIA U.S. MAIL OR               Attention:  Special Projects Department
     OVERNIGHT COURIER:             5 Cambridge Center
                                    9th Floor
                                    Cambridge, Massachusetts 02142

     VIA FACSIMILE:                 (617) 234-3310

     FOR INFORMATION CALL:          (888) 448-5554




     Any questions or requests for assistance or for additional copies of this offer to purchase or the letter of transmittal may be directed to us at the telephone number and address listed above. To confirm delivery of your letter of transmittal and related documents, please contact us.